Exhibit 99.1 to Schedule 13D

Exhibit 99.1

ADDITIONAL TRANSACTION INFORMATION

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Transaction Description
06/24/11	Ibis Management, LLC	0	70,824	$1.5150	(1) (2)
06/27/11	Ibis Management, LLC	0	29,176	$1.5100	(1) (2)
06/29/11	Ibis Management, LLC	0	29,975	$1.5000	(1) (2)
06/29/11	Ibis Management, LLC	0	275	$1.5100	(1) (2)
06/30/11	Ibis Management, LLC	0	25,000	$1.4800	(1) (2)
07/01/11	Ibis Management, LLC	0	121,994	$1.5100	(3)
07/01/11	Ibis Management, LLC	0	28,288	$1.5100	(3)
07/01/11	Ibis Management, LLC	0	26,520	$1.5100	(3)

(1)	Open market sale.
(2)	Excludes commission of approximately $0.02 per share.
(3)	Private transaction.